                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             STERLING SOFTWARE, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    859547101
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                             STEVEN M. WOGHIN, ESQ.
                          SILVERSMITH ACQUISITION CORP.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                            ISLANDIA, NEW YORK 11749
                            TELEPHONE: (631) 342-5224
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            STEPHEN A. INFANTE, ESQ.
                              J. D. WEINBERG, ESQ.
                               COVINGTON & BURLING
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
     -----------------------------------------------------------------------


                                 March 31, 2000
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

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-------------------           -------------------              -----------------
CUSIP No. 859547101                   13D                      Page 1 of 1 pages
-------------------           -------------------              -----------------

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1        Name of Reporting Persons:  Silversmith Acquisition Corp.
         I.R.S. Identification Nos. of Above Person:

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2        Check the Appropriate Box if a Member of a Group (See Instructions).

         [  ]  (a)
         [  ]  (b)
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3        SEC Use Only

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4        Source of Funds.  AF, WC

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5        [  ]  Check if Disclosure of Legal Proceedings is Required pursuant to
         Items 2(d) or 2(e).

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6        Citizenship or Place of Organization.
         Delaware

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Number of       7        sole voting power         75,906,290*
Shares
beneficially    ----------------------------------------------------------------
owned by each   8        shared voting power
reporting
person with     ----------------------------------------------------------------
                9        sole dispositive power    75,906,290*

                ----------------------------------------------------------------
                10       shared dispositive power

--------------------------------------------------------------------------------
11)     Aggregate amount beneficially owned by each reporting person 75,906,290*

--------------------------------------------------------------------------------
12)     [  ]  Check if the Aggregate Amount in Row (11) Excludes Certain Shares.

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13)     Percent of Class Represented by Amount in Row (11). Approximately
        91.4% based on the outstanding shares as of March 31, 2000*

--------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions).
        CO

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-------------------           -------------------              -----------------
CUSIP No. 859547101                   13D                      Page 1 of 1 pages
-------------------           -------------------              -----------------


--------------------------------------------------------------------------------
1     Name of Reporting Persons:  Computer Associates International, Inc.
      I.R.S. Identification Nos. of Above Person:  13-2857434
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions).

      [  ]   (a)
      [  ]   (b)
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds. WC

--------------------------------------------------------------------------------
5 [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization.
      Delaware

--------------------------------------------------------------------------------
Number of       7        sole voting power         75,906,290*
Shares
beneficially    ----------------------------------------------------------------
owned by each   8        shared voting power
reporting
person with     ----------------------------------------------------------------
                9        sole dispositive power    75,906,290*

                ----------------------------------------------------------------
                10       shared dispositive power

--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person  75,906,290*

--------------------------------------------------------------------------------
12    [  ]  Check if the Aggregate Amount in Row (11) Excludes Certain Shares.

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11).
      Approximately 91.4% based on the outstanding shares as of March 31, 2000*

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions).
      CO

--------------------------------------------------------------------------------

* On February 14, 2000, Computer Associates International, Inc. ("Computer Associates"), Silversmith Acquisition Corp., ("Silversmith"), a wholly owned subsidiary of Computer Associates, and Sterling Software, Inc. ("Sterling Software") entered into an Agreement and Plan of Merger, dated as of February 14, 2000 (the "Merger Agreement") which contemplates a business combination of Sterling Software and Computer Associates (the "Merger"). Computer Associates and Silversmith filed a Tender Offer Statement on Schedule TO on February 22, 2000 (as amended, the "Schedule TO"), and commenced an offer (the "Offer") by Computer Associates through Silversmith to exchange each issued and outstanding share of common stock (together with the associated preferred stock purchase rights), of Sterling Software, for .5634 shares of common stock, par value $.10 per share of Computer Associates along with cash under specified circumstances. On February 22, 2000, Computer Associates filed a registration statement with the Securities and Exchange Commission (the "SEC") on Form S-4, which was amended on March 13, 2000, and declared effective under the Securities Act of 1933 by the SEC on March 14, 2000, relating to the Computer Associates Shares to be issued to stockholders of Sterling Software in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") in "The Offer" and "The Merger Agreement and the Tender Agreement" sections of the Prospectus. On March 31, 2000, at midnight, New York City time the Offer expired. All Sterling Software shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer have been accepted for exchange and will be exchanged for Computer Associates Shares and cash in lieu of fractional share interests. Approximately 75,906,290 shares of Sterling Software were tendered (including through notices of guaranteed delivery) in the Offer prior to the expiration. Such tendered shares are reflected in Rows 7 and 9 of each of the tables above.

ITEM 1.      SECURITY AND ISSUER.

         Common Stock, par value $.10 per share, of Sterling Software Inc., a Delaware corporation, including associated preferred stock purchase rights. The address of the principal executive offices of Sterling Software is 300 Crescent Court, Dallas Texas, 75201.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Statement on Schedule 13D is filed by Silversmith Acquisition Corp. ("Silversmith"), a Delaware corporation, and Computer Associates International, Inc. ("Computer Associates"), a Delaware corporation. Silversmith is a wholly-owned subsidiary of Computer Associates. Information concerning the principal business and the addresses of the principal offices of Silversmith and Computer Associates is set forth in "The Companies--Computer Associates International, Inc." and "The Companies--Silversmith Acquisition Corp." sections of the Prospectus, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions and offices or employment during the last five years of the directors and executive officers of Silversmith and Computer Associates are set forth in Annex A to the Prospectus and are incorporated herein by reference.

         (d) and (e) None of Silversmith, Computer Associates or, to the best knowledge of such corporations, any of the persons listed on Annex A to the Prospectus, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in "The Offer--Source and Amounts of Funds" section of the Prospectus is incorporated herein by reference.

ITEM 4.      PURPOSE OF TRANSACTION.

         (a)-(f) and (h)-(j) The information set forth in (i) "The Offer--Purpose of the Offer; The Merger; Appraisal Rights,"(ii) "The Offer--Certain Effects of Offer," and (iii) "The Merger Agreement and the Tender Agreement--The Merger Agreement," and sections of the Prospectus is incorporated herein by reference.

         (g) The information set forth in "Comparison of Rights of Holders of Computer Associates Shares and Sterling Software Shares" section of the Prospectus is incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(d) The information set forth in (i) the "Background of the Offer" and "The Offer--Relationships with Sterling Software" sections of the Prospectus, and (ii) Section 4.2(l) ("Representations and Warranties of Parent and Merger Subsidiary--Share Ownership") of the Merger Agreement is incorporated herein by reference.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in (i) the "Background of the Offer" and "The Offer--Relationships with Sterling Software" sections of the Prospectus, (ii) the Merger Agreement (iii) Agreement dated as of February 14, 2000, between Silversmith Acquisition Corp. and certain stockholders of Sterling Software,
(iv) Amendment to Sam Wyly's Change in Control Severance Agreement (v) Amendment to Charles J. Wyly, Jr.'s Change in Control Severance Agreement , (vi) Amendment to Sterling L. Williams' Change in Control Severance Agreement, (vii) Amendment to Geno P. Tolaro's Change in Control Severance Agreement, (viii) Amendment to F.L. "Mike" Harvey's Change in Control Severance Agreement, (ix) Amendment to Don J. McDermett, Jr.'s Change in Control Severance Agreement, (x) Amendment to
B. Carole Morton's Change in Control Severance Agreement, (xi) Amendment to Mark
A. Theel's Change in Control Severance Agreement, (xii) Amendment to R. Logan Wray's Change in Control Severance Agreement, (xiv) Amendment to Evan A. Wyly's Change in Control Severance Agreement and (xv) Geno P. Tolari's SERP
Agreement is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


(1) Joint Filing Agreement dated April 12, 2000, between Computer Associates and Sterling Software.

(2) Agreement and Plan of Merger dated as of February 14, 2000, among Computer Associates, Silversmith Acquisition Corp. and Sterling Software.*

(3) Agreement, dated as of February 14, 2000, between Computer Associates and certain stockholders of Sterling Software.*

(4) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Sam Wyly.*

(5) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Charles J. Wyly, Jr.*

(6) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Sterling L. Williams.*

(7) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Geno P. Tolari.*

(8) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and F.L. "Mike Harvey." *

(9) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Don J. McDermett, Jr.*

(10) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and B. Carole Morton.*

(11) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Mark A. Theel.*

(12) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and R. Logan Wray.*

(13) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Evan A. Wyly.*

(14) Agreement (SERP Agreement), dated as of February 15, 2000, by and among Sterling Software, Computer Associates and Geno P. Tolari.*

* Each exhibit set forth above is hereby incorporated by reference from the exhibits attached to the registration statement filed on Form S-4 on February 22, 2000, as amended on March 13, 2000, with the Securities and Exchange Commission by Computer Associates and Silversmith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2000


                                    SILVERSMITH ACQUISITION CORP.


                                    By: /s/  Steven M. Woghin
                                        ----------------------------------------
                                        Name:  Steven M. Woghin
                                        Title: Vice President and Treasurer




                                    COMPUTER ASSOCIATES INTERNATIONAL, INC.


                                    By  /s/ Steven M. Woghin
                                        ----------------------------------------
                                        Name:  Steven M. Woghin, Esq.
                                        Title: Senior Vice President and
                                                 General Counsel

                                  EXHIBIT INDEX

(1) Joint Filing Agreement dated April 12, 2000, between Computer Associates and Sterling Software.

(2) Agreement and Plan of Merger dated as of February 14, 2000, among Computer Associates, Silversmith Acquisition Corp. and Sterling Software.*

(3) Agreement, dated as of February 14, 2000, between Computer Associates and certain stockholders of Sterling Software.*

(4) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Sam Wyly.*

(5) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Charles J. Wyly, Jr.*

(6) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Sterling L. Williams.*

(7) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Geno P. Tolari.*

(8) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and F.L. "Mike Harvey." *

(9) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Don J. McDermett, Jr.*

(10) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and B. Carole Morton.*

(11) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Mark A. Theel.*

(12) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and R. Logan Wray.*

(13) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Computer Associates and Evan A. Wyly.*

(14) Agreement (SERP Agreement), dated as of February 15, 2000, by and among Sterling Software, Computer Associates and Geno P. Tolari.*

* Each exhibit set forth above is hereby incorporated by reference from the exhibits attached to the registration statement filed on Form S-4 on February 22, 2000, as amended on March 13, 2000, with the Securities and Exchange Commission by Computer Associates and Silversmith.



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